EXHIBIT 23(a)

                        Consent of Deloitte & Touche, LLP

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-69577 of Denbury Resources Inc. on Form S-4 of our reports dated February 19, 1999 (which express an unqualified opinion and for U.S. Readers had a Canada-U.S. reporting difference which would require the addition of an explanatory paragraph (following the opinion paragraph) relating to the Company's ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Denbury Resources Inc. for the year ended December 31, 1998, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.


Deloitte & Touche LLP



Chartered Accountants
Calgary, Alberta

March 4, 1999